UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39151

EHANG HOLDINGS LIMITED

Building C, Yixiang Technology Park

No.72 Nanxiang Second Road, Huangpu District

Guangzhou, 510700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Ms. Jenny Hongwei Lee

Ms. Jenny Hongwei Lee, a director of EHang Holdings Limited (the “Company”), has resigned from the board of directors (the “Board”) and the compensation committee of the Company due to personal reasons, effective December 16, 2020. Ms. Lee’s resignation did not result from any disagreement with the Company. The Company previously disclosed that Ms. Lee will serve as a director of the Company until the end of June 2020, and her term of office was later extended to December 2020. The Board would like to thank Ms. Lee for her service and wish her all the best in her future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

By:	/s/ Richard Jian Liu
Name:	Richard Jian Liu
Title:	Chief Financial Officer

Date: December 18, 2020